--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        ----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               ----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           ----------------------------
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
1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   Travelers Group Inc. +                           (Month/Day/Year)    IMC Mortgage Company (IMCC)
-------------------------------------------------                       -----------------------------------------------------------
    (Last)          (First)          (Middle)           07/14/1998      5. Relationship of Reporting Person(s) 6.If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        X  10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
       388 Greenwich Street                          Reporting Person        Officer (give      Other (specify  --------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                        52-1568099          ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                  Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                X Reporting Person
    New York        New York           10013                                                                   ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership       4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct       Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock                                         NONE
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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
1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities       4. Conver    5. Owner-   6.Nature of
   (Instr. 4)                         cisable and    Underlying Derivative Security          sion or      ship        Indirect
                                      Expiration     (Instr. 4)                              Exercise     Form of    Beneficial
                                      Date                                                   Price of     Deriv-      Ownership
                                     (Month/Day/                                             Deri-        ative      (Instr. 5)
                                      Year)                                                  vative       Security:
                                       --------------------------------------------------    Security     Direct
                                                                            Amount                        (D) or
                                    Date     Expir-                         or                            Indirect
                                    Exer-    ation           Title          Number                        (I)
                                    cisable  Date                           of
                                                                            Shares                        (Instr. 5)
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Class A Convertible
Preferred Stock          7/14/1998    +++                Common Stock       4,789,272+++      $10.44        I               ++
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Class B Convertible
Preferred Stock          7/14/1998    +++                Common Stock       1,333,333+++      $22.50        I               ++
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Explanation of Responses:

+     Travelers Group Inc. is making this joint filing on Form 3 on its behalf and on behalf of the entities and individuals listed on Annex A hereto in accordance with instruction 5(b)(v) to this Form 3 and has signed this Form 3 on its behalf. The signatures of each of the entities and individuals on whose behalf Travelers Group Inc. is making this joint filing appear on Annex C attached hereto.
++    Please see section (a) of Annex B hereto
+++   Please see section (b) of Annex B hereto

                                                                          TRAVELERS GROUP INC.+
                                                                          By: /s/ Stephanie B. Mudick               7/24/1998
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                            Page 2 of 7
                                                                                                                   SEC 1473 (7-97)

                                            ANNEX A TO FORM 3

Travelers Group Inc. is making this joint filing on Form 3 on its own behalf and on behalf of the following entities:

1. Travelers Casualty and Surety Company (I.R.S. Identification No. 06-6033504)
2. The Travelers Insurance Company (I.R.S. Identification No. 06-0566090)
3. Greenwich Street Investments II, L.L.C. (I.R.S. Identification No.
   13-4012044)
4. Greenwich Street Capital Partners II, L.P. (I.R.S. Identification No. 13-4012047)
5. GSCP Offshore Fund, L.P. (I.R.S. Identification No. 52-2110184)
6. Greenwich Fund, L.P. (I.R.S. Identification No. 13-4012046)
7. Alfred C. Eckert III
8. Keith W. Abell
9. Sanjay H. Patel

                                ANNEX B TO FORM 3

(a) In response to Item 4 of Table I and Item 6 of Table II of this Form 3, listed below is the nature of beneficial ownership of each of the individuals and entities on whose behalf Travelers Group Inc. ("TRV") is making this joint filing on Form 3:

     (i) Greenwich Street Capital Partners II, L.P. ("GSCP II") is the direct beneficial owner of 4,520,720 shares of Common Stock. GSCP II hereby disclaims beneficial ownership of the securities reported on this Form 3 of which each of TRV and The Travelers Insurance Company ("TIC") may be deemed to have indirect beneficial ownership and in which Travelers Casualty and Surety Company ("Casualty and Surety") has direct beneficial ownership. In addition, GSCP II disclaims beneficial ownership of any other securities reported on this Form 3 in which it does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities
Act of 1933, as amended.


     (ii) Greenwich Offshore Fund, L.P. ("GSCP Offshore") is the direct beneficial owner of 70,800 shares of Common Stock. GSCP Offshore hereby disclaims beneficial ownership of the securities reported on this Form 3 of which each of TRV and TIC may be deemed to have indirect beneficial ownership and in which Casualty and Surety has direct beneficial ownership. In addition, GSCP Offshore disclaims beneficial ownership of any other securities reported on this Form 3 in which it does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act of 1933, as amended.

     (iii) Greenwich Fund, L.P. ("Greenwich Fund") is the direct beneficial owner of 306,563 shares of Common Stock. Greenwich Fund hereby disclaims beneficial ownership of the securities reported on this Form 3 in which each of TRV and TIC may be deemed to have indirect beneficial ownership and in which Casualty and Surety has direct beneficial ownership. In addition, Greenwich Fund disclaims beneficial ownership of any other securities reported on this Form 3 in which it does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities Act of 1933, as amended.

     (iv) By virtue of its position as general partner of GSCP II, GSCP Offshore and Greenwich Fund, Greenwich Street Investments II, L.L.C. ("GSI") may be deemed to be the indirect beneficial owner of 4,898,084 shares of Common Stock. As the general partner of each of GSCP II, GSCP Offshore and Greenwich Fund, L.P., GSI may be deemed to have indirect beneficial ownership of the securities reported on this Form 3 as directly beneficially owned by each of GSCP II, GSCP Offshore and Greenwich Fund. GSI hereby disclaims beneficial ownership of the securities reported on this Form 3 as directly beneficially owned by Casualty and Surety. In addition, GSI disclaims beneficial ownership of any other securities reported on this Form 3 in which it does not have a pecuniary interest as calculated pursuant to the rules and regulations promulgated under Section 16 of the Securities
Act of 1933, as amended.

     (v) By virtue of their position as managing members of GSI, Messrs. Alfred C. Eckert III, Keith W. Abell, Sanjay H. Patel and TIC may be deemed indirect beneficial owners of 4,898,084 shares of Common Stock. Each of Messrs. Eckert, Abell and Patel is a managing member of GSI. As the general partner of each of GSCP II, GSCP Offshore and Greenwich Fund, GSI may be deemed to have indirect beneficial ownership of the securities reported on this Form 3 as directly beneficially owned by each of GSCP II, GSCP Offshore and Greenwich Fund. Each of Messrs. Eckert, Abell and Patel hereby disclaims beneficial ownership of the securities of which GSI may be deemed to have indirect beneficial ownership with the exception of those securities that represent such persons' respective proportionate ownership interests as calculated pursuant to Rule 16a-1(a)(2)(ii)(B) in GSI's interest as general partner in the securities directly beneficially owned by each of GSCP II, GSCP Offshore and Greenwich Fund. In addition, each of Messrs. Eckert, Abell and Patel disclaims beneficial ownership of the securities reported on this Form 3 as directly beneficially owned by Casualty and Surety.

     (vi) TIC, an indirect wholly owned insurance subsidiary of TRV, may be deemed to have an indirect beneficial ownership of certain securities reported on this Form 3 as a result of being a managing member of GSI. As the general partner of each of GSCP II, GSCP Offshore and Greenwich Fund, GSI may be deemed to have indirect beneficial ownership of the securities reported on this Form 3 as directly beneficially owned by each of GSCP II, GSCP Offshore and Greenwich Fund. TIC hereby disclaims beneficial ownership of the securities of which GSI may be deemed to have indirect beneficial ownership with the exception of those securities that represent TIC's proportionate ownership interest as calculated pursuant to Rule 16a-1(a)(2)(ii)(B) in GSI's interest as general partner in the securities directly beneficially owned by each of GSCP II, GSCP Offshore and Greenwich Fund. In addition, TIC disclaims beneficial ownership of the securities reported on this Form 3 as directly beneficially owned by Casualty and Surety

     (vii) Casualty and Surety is the direct beneficial owner of 1,224,521 shares of Common Stock. Casualty and Surety, a majority-owned indirect subsidiary of TRV, hereby disclaims beneficial ownership of the securities reported on this Form 3 of which Greenwich Street Investments II, L.L.C. may be deemed to have indirect beneficial ownership and of which each of GSCP II, GSCP Offshore and Greenwich Fund have direct beneficial ownership.

     (viii) By virtue of its position as corporate parent of Casualty and Surety and TIC, TRV may be deemed to be the indirect beneficial owner of 6,122,605 shares of Common Stock.

TRV may be deemed to have indirect beneficial ownership of the securities reported on this Form 3 as directly beneficially owned by Casualty and Surety. In addition, TRV may be deemed to have indirect beneficial ownership in the securities reported on this Form 3 of which TIC may be deemed to have indirect beneficial ownership as a result of being a managing member of GSI. As the general partner of each of GSCP II, GSCP Offshore and Greenwich Fund, GSI may be deemed to have indirect beneficial ownership of the securities reported on this Form 3 as directly beneficially owned by each of GSCP II, GSCP Offshore and Greenwich Fund. TRV hereby disclaims beneficial ownership of the securities of which GSI may be deemed to have indirect beneficial ownership with the exception of those securities that represent TIC's proportionate ownership interest as calculated pursuant to Rule 16a-1(a)(2)(ii)(B) in GSI's interest as general partner in the securities directly beneficially owned by each of GSCP II, GSCP Offshore and Greenwich Fund.

(b) On July 14, 1998, GSCP II, GSCP Offshore, Greenwich Fund and Casualty and Surety (collectively, the "Purchasers") acquired the securities reported on this Form 3. The following is in response to Items 2 and 3 of Table II of this Form 3:

     (i) The Purchasers acquired the Class A Convertible Preferred Stock of the Company (the "Class A Shares"), convertible at any time (subject to clause (iii)) at the option of the holder into 4,789,272 shares of Common Stock. This reflects a conversion price for the Class A Shares of $10.44.

     (ii) The Purchasers also acquired an option (the "Option") to purchase up to 300,000 shares of Class B Convertible Preferred Stock of the Company (the "Option Shares", and, together with the Class A Shares, the "Preferred Shares"), convertible at any time (subject to clause (iii)) at the option of the holder into 1,333,333 shares of Common Stock (assuming full exercise of the Option). This reflects a conversion price for the Option Shares of $22.50. The Option terminates upon the earlier to occur of (i) July 14, 2001 and (ii) the occurrence of certain events described in the Purchase Agreement, dated July 14, 1998 among the Purchasers and IMC Mortgage Company.

     (iii) IMC Mortgage Company is required to redeem (x) 33 1/3% of the Preferred Shares outstanding on July 14, 2008, (y) 50% of the Preferred Shares outstanding on July 14, 2009 and (z) the balance of the Preferred Shares outstanding on July 14, 2010

                              ANNEX C TO FORM 3

                                  SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 1998


                                     TRAVELERS CASUALTY AND SURETY COMPANY

                                     By: /s/ Marla Berman
                                         __________________________________
                                         Name: Marla Berman
                                         Title: Assistant Secretary


                                     THE TRAVELERS INSURANCE COMPANY

                                     By: /s/ Stephanie B. Mudick
                                         __________________________________
                                         Name: Sephanie B. Mudick
                                         Title: Assistant Secretary



                                     GREENWICH STREET CAPITAL PARTNERS II, L.P.
                                     GSCP OFFSHORE FUND, L.P.
                                     GREENWICH FUND, L.P.


                                         By: GREENWICH STREET
                                               INVESTMENT II, L.L.C., their
                                               General Partner


                                             By: /s/ Sanjay H. Patel
                                                ________________________________
                                                Name: Sanjay H. Patel
                                                 Title: Managing Member


                                    GREENWICH STREET INVESTMENTS II, L.L.C.


                                             By: /s/ Sanjay H. Patel
                                                ________________________________
                                                Name: Sanjay H. Patel
                                                 Title: Managing Member

                                                   /s/ Alfred C. Eckert
                                                   _________________________
                                                   Name: Alfred C. Eckert III




                                                   /s/ Keith W. Abell
                                                   _________________________
                                                   Name: Keith W. Abell




                                                   /s/ Sanjay H. Patel
                                                   _________________________
                                                   Name: Sanjay H. Patel